SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25
                                               Commission File Number: 000-23195

                           NOTIFICATION OF LATE FILING

(Check One):  |X|    Form 10-K    |_| Form 20-F  |_| Form 11-K   |_| Form 10-Q
              |_|    Form N-SAR   |_| Form N-CSR

         For Period Ended: September 30, 2004

|_|       Transition Report on Form 10-K   |_|   Transition Report on Form 10-Q
|_|       Transition Report on Form 20-F   |_|   Transition Report on Form N-SAR
|_|       Transition Report on Form 11-K

              For the Transition Period Ended: ______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Tier Technologies, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number):
10780 Parkridge Boulevard, Suite 400
City, state and zip code:  Reston, Virginia 20191

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has not yet completed the audit of its financial statements for the year ended September 30, 2004. While the Registrant does not currently believe that any material revisions to its previously released preliminary financial results for the year ended September 30, 2004 will be necessary or appropriate, there can be no assurance that revision will not be required. For the reasons described above, the Registrant could not have timely filed the Form 10-K without unreasonable effort or expense. The Form 10-K will be filed no later than the fifteenth calendar day following the originally prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Jeffrey A. McCandless, Chief Financial Officer - (571) 382-1000.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    |X|    Yes      |_|      No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    |_|     Yes     |X|      No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Not applicable.

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

                             TIER TECHNOLOGIES, INC.
                             -----------------------

                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  December 15, 2004            By:     /s/ Jeffrey A. McCandless
                                            ____________________________________
                                            Name:    Jeffrey A. McCandless
                                            Title:   Chief Financial Officer



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